Mail Stop 3561

September 28, 2007

Robert W. Baker
El Paso Pipeline Partners, L.P.
El Paso Building
1001 Louisiana Street
Houston, TX 77002

> **Re: El Paso Pipeline Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2007**
> **File No. 333-145835**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all required exhibits, such as the underwriting agreement, the omnibus agreement and legal opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please note that when you file your next pre-effective

amendment containing complete pricing-related information, we may have additional comments.

Summary, page 1

3. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. A portion of your summary appears to repeat information fully discussed later in your document. For example, the discussion entitled "Our Assets" on page 1 is identical to your disclosure on page 96 and your discussion of "Our Relationship with El Paso Corporation" on page 5 is identical to your disclosure on page 101. These are only examples, please review your summary and revise to eliminate unnecessary duplicative disclosure.

4. Please balance the disclosure of El Paso's revenues and earnings before interest and taxes with disclosure of its net income.

Summary Historical and Pro Forma Financial and Operating Data, page 14

5. Please consider presenting three years of pro forma earnings from unconsolidated affiliates for CIG and SNG under "Unconsolidated Affiliates". We note that you have presented three years of pro forma consolidated statements of income in your pro forma financial statements for El Paso Pipeline Partners, L.P. beginning on page F-3. This comment also applies to your Selected Historical and Pro Forma Financial and Operating Data on page 79.

Risk Factors, page 18

6. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

    *   Our operations are subject to operational…, page 31
    *   There is no existing market for our common units …, page 40
    *   We will incur increased costs as a result of being a publicly-traded partnership, page 40

    Please note these are examples only. Review your entire risk factor section and revise as necessary.

We may not have sufficient cash ..., page 19

7.   Please revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.

The assumptions underlying our minimum estimated cash available..., page 21

8.   Please revise to tailor this risk to your company. Please briefly discuss the assumptions underlying your minimum estimated cash available.

Dilution, page 47

9.   Please revise the "net tangible book value per unit before the offering" line in your dilution table to indicate that it is a pro forma calculation.

Our Cash Distribution Policy and Restrictions on Distributions, page 48

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 48

10.   Please supplement your discussion of CIG and SNG's cash distribution policies by disclosing the amount of historical quarterly cash distributions made by these entities both on a gross and pro forma proportionate basis for the past two years and the interim period ended June 30, 2007.

Minimum Estimated Cash Available for Distribution for the Twelve-Month Period Ending December 31, 2008, page 56

11.   We note that you have not included historical expansion capital expenditures in your "Unaudited Pro Forma Cash Available for Distribution" for the year ended December 31, 2006 and the twelve months ended June 30, 2007 since these expenditures were assumed to be funded by your parent. However, we would expect you to include an estimate of cash needed for capital expansion projects in your estimates of "Minimum Estimated Cash Available for Distribution for the Twelve-Month Period Ending December 31, 2008" along with an explanation of how you intend to finance these projects. We would also expect an adjustment to cash interest paid if you intend to finance these projects with debt. This comment also applies to CIG and SNG.

Statement of Minimum Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2008, page 59

12.   Please expand footnote (2) in sufficient detail to explain how you arrived at your estimate of other income. This comment also applies to footnotes (4), (6) and (7).

Assumptions and Considerations, page 60

13.   Please expand your disclosure of anticipated revenue increases and expenses to include supporting detail on how or why you expect such increases to occur. For example, please discuss why you expect increased revenue of $8 million from continued ramp-up volumes from the Piceance lateral, the $23 million expected increase from the Kandra project and the $3 million increase from Medicine Bow. Please also consider including a discussion of volumetric, price or other operational factors for the year ending December 31, 2006 and the trailing twelve-month period ending June 30, 2007 as a basis for comparison to assist the reader in assessing your expectations.

14.   Where you describe two or more business reasons which you expect to contribute to a material increase or decrease in a forecasted item, please quantify, where possible, the extent to which each change is expected to contribute to the overall change in that forecasted item. For example, with respect to the expected decrease in CIG's Adjusted EBITDA for the twelve months ending December 31, 2008, please quantify the extent to which the expected decrease is attributable to the various contributing factors listed.

Our Capital Expenditures and Capital Contributions to Unconsolidated Affiliates, page 61

15.   Please reconcile your estimate of expansion capital expenditures of approximately $20 million for the twelve months ending December 31, 2008 with your disclosure on page 1 which indicates that your estimate of costs for your two major expansion projects in progress on the WIC system is approximately $185 million, of which approximately $51 million has been spent as of June 30, 2007. Since your Kandra lateral pipeline and the Medicine Bow compression projects are expected to be placed into service in January 2008 and in July 2008, respectively, we would expect your estimate of expansion capital expenditures for the twelve months ending December 31, 2008 to be the difference between the expenditures spent to date and the expected total cost. If these expansion costs have been incurred since June 30, 2007 and you anticipate further costs prior to January 1, 2008, please revise your disclosure to indicate this fact.

16.   Please expand your disclosure on your estimates of required capital contributions to CIG and SNG for the twelve months ending December 31, 2008. Your

disclosure should detail how you arrived at your estimates of your proportionate shares of the expansion capital projects of these investees.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

17.   We note your discussion of trends that may impact your business. Please note that Item 303(a) (3) (ii) of Regulation S-K also requires, as applicable, a discussion of any known uncertainties that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

18.   We note your references to studies published by Energy and Environmental Analysis, Inc. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. Further, if you commissioned the study you must also file as an exhibit, the author's consent to be named in the registration statement.

Management, page 127

19.   Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

20.   Please disclose the amount of time each of your general partner's officers and directors devote to your business.

21.   Please disclose which executive officers of your general partner or a subsidiary of El Paso will manage and conduct your operations.

22.   We note here that you disclose that at least one member of the board of directors will be independent but on page 6 you disclose that three members will be independent. Please reconcile your disclosure and also identify the one or three independent members of the board. Please also name the members of the audit

committee and identify the members of the committee that meet the independence and experience standards of the NYSE.

Unaudited Pro Forma Consolidated Financial Statements

El Paso Pipeline Partners, L.P.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-11

23.   We note that El Paso will contribute a 10% general partner interest in each of CIG and SNG to you in connection with the initial public offering of your Partnership units. Please expand your disclosure to clarify the basis for your conclusion that your interest in these entities should be accounted for under the equity method.

Exhibit 23.1 and 23.2

24.   An updated signed consent should be filed as an exhibit with each amendment to your Form S-1. Accordingly, please obtain an updated consent from your independent auditors.

25.   We note the inclusion of the report of the auditors of Citrus Corp. on page F-91 in your filing. Please request your auditors to revise their consent presented in Exhibit 23.2 to include reference to their report dated February 26, 2007 relating to the financial statements of Citrus Corp. as of December 31, 2006 and for each of the three years in the period ended December 31, 2006.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Regina A. Balderas, Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael O'Leary, Esq.
        Andrews Kurth LLP
        (713) 220-4285